# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 CAMBRIDGEPARK DRIVE, SUITE 101, CAMBRIDGE, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001104659-21-025782
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,709,850; sole dispositive power 0; shared dispositive power 39,709,850; aggregate amount beneficially owned 39,709,850 (31.9% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,709,850; sole dispositive power 0; shared dispositive power 39,709,850; aggregate amount beneficially owned 39,709,850 (31.9% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 39,709,850; sole dispositive power 0; shared dispositive power 39,709,850; aggregate amount beneficially owned 39,709,850 (31.9% of the class)
- RA Capital Healthcare Fund LP (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 37,820,713; sole dispositive power 0; shared dispositive power 37,820,713; aggregate amount beneficially owned 37,820,713 (30.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 100 CAMBRIDGEPARK DRIVE, SUITE 101, CAMBRIDGE, Massachusetts (MA), 02140
Comment: This Amendment No. 4 (this "Amendment No. 4" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 19, 2021, and amended on November 14, 2022, December 9, 2022 and August 11, 2023 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's Common Stock consists of (i) 37,820,713 shares of Common Stock directly held by the Fund; (ii) 1,825,326 shares of Common Stock directly held by the RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iii) Common Stock Warrants (as defined below) exercisable for up to 21,121,449 shares of Common Stock held directly by the Fund; and (iv) a total of 63,811 shares of Common Stock underlying vested stock options (right to buy) held by Joshua Resnick for the benefit of RA Capital. The Common Stock Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Common Stock Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the Issuer's outstanding Common Stock. The Fund is currently prohibited from exercising the Common Stock Warrants by virtue of the Beneficial Ownership Blocker.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund. Each of the Fund and the Nexus Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's Common Stock reported herein. Because each of the Fund and the Nexus Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund and the Nexus Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

December 2024 Securities Purchase Agreement

On December 26, 2024, the Issuer entered into a securities purchase agreement (the "December 2024 Securities Purchase Agreement") with certain institutional accredited investors (the "December 2024 PIPE Investors"), including the Fund, pursuant to which the Issuer agreed to issue and sell to the December 2024 PIPE Investors in a private placement (the "December 2024 Private Placement") an aggregate of (i) 55,871,260 shares of Common Stock (the "Shares") and (ii) accompanying warrants (the "Common Stock Warrants") to purchase up to 69,839,075 shares of Common Stock (the "Warrant Shares"), at a price of $0.99425 per Share and accompanying Common Stock Warrants. The December 2024 Private Placement closed on December 30, 2024 (the "Closing Date"). The Fund purchased 16,897,159 shares of Common Stock and received Common Stock Warrants exercisable for up to 21,121,449 Warrant Shares in the December 2024 Private Placement, for total consideration of $16,800,000.34, which was funded by the working capital of the Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and restated as follows:

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may, from time to time, acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, and could involve the monetization of potential revenue streams deriving from development-stage or commercial programs of the Issuer, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses.

Pursuant to the December 2024 Securities Purchase Agreement, as described in Item 6 hereof, the Issuer is required to appoint a designee of the Fund to the Issuer's board of directors (the "RA Capital Appointed Director"). Joshua Resnick, a Senior Managing Director at RA Capital, currently serves as a director of the Issuer and shall initially serve as the RA Capital Appointed Director. Mr. Resnick will engage in regular discussions with the Issuer's board of directors and management as part of his duties as a director.

Neither Mr. Resnick (other than in his capacity as a director) nor the Reporting Persons have any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D/A.

Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and board of directors, other investment opportunities available to RA Capital, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D/A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 68,673,612 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024; (ii) 55,871,260 shares of Common Stock issued in the December 2024 Private Placement; and (iii) 63,811 shares of Common Stock issuable upon the exercise of stock options within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

December 2024 Securities Purchase Agreement

Pursuant to the December 2024 Securities Purchase Agreement, subject to the terms and conditions thereof, commencing on the date of the December 2024 Securities Purchase Agreement and ending on the date on which the Fund, together with its affiliates ceases to beneficially own at any time 4.99% or more of the then issued and outstanding Common Stock (such period, the "RA Director Designation Right Period"), the Issuer has agreed to appoint one individual designated by the Fund to its board of directors.

Additionally, subject to the terms and conditions of the December 2024 Securities Purchase Agreement, during the RA Director Designation Right Period, the Issuer shall invite a single representative of the Fund, as designated by the Fund, to attend and participate in all meetings of its board of directors, in a nonvoting observer capacity.

The foregoing description of the December 2024 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of the December 2024 Securities Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Registration Rights Agreement

On December 26, 2024, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the December 2024 PIPE Investors, pursuant to which the Issuer agreed to register for resale the Shares and the Warrant Shares held by the December 2024 PIPE Investors. Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to prepare and file with the SEC a registration statement on Form S-3 (the "Registration Statement") to register for resale the Shares and the Warrant Shares within 30 days of the Closing Date and to use its reasonable efforts to have the Registration Statement declared effective within 75 days of the initial filing date of the Registration Statement, subject to extension under the terms of the Registration Rights Agreement.

The Issuer has granted the December 2024 PIPE Investors customary indemnification rights in connection with the registration statement. The December 2024 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

Common Stock Warrants

Each Common Stock Warrant has an exercise price of $0.838 per Warrant Share. The Common Stock Warrants will be exercisable immediately and will expire seven years from the date of issuance. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Common Stock Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 9.99% of the Issuer's outstanding Common Stock immediately after exercise, which percentage may be changed at the holder's election to any other percentage not in excess of the lower of (i) 49.99% or (ii) such percentage that, if the Common Stock Warrant was exercised to the fullest extent, would not result in a change of control under Nasdaq Stock Market Listing Rule 5635(b) or any successor rule, upon 61 days' notice to the Issuer, subject to the terms of the Common Stock Warrants.

The foregoing description of the Common Stock Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Common Stock Warrant, a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 27, 2024).

Exhibit 99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 27, 2024).

Exhibit 99.4 Form of Common Stock Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 27, 2024).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Manager (12/30/2024)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (12/30/2024)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (12/30/2024)
- RA Capital Healthcare Fund LP: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (12/30/2024)